UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  December 1, 2008
Commission file number  001-15254
ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)
(403) 231-3900

(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):            N/A

The following documents are being submitted herewith:
•	Press Release dated November 20, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 1, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Issues $500 Million of Long Term Debt
CALGARY, ALBERTA — November 20, 2008 — Enbridge Inc. (TSX: ENB, NYSE:ENB) today announced that its wholly owned subsidiary Enbridge Pipelines Inc. (EPI) has completed a $300 million 10-year term debt issuance. The issuance carries a 6.62% coupon and was placed with 30 institutional investors.
This follows a $200 million five-year term debt issuance by Enbridge Gas Distribution that was completed on November 12, 2008. This debt carries a coupon of 5.57% and was placed with 32 institutional investors.
“Our ability to complete these issuances in these uncertain capital markets and the low coupons associated with the debt, highlight Enbridge’s financial strength,” said J. Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development, Enbridge Inc., “We continue to enjoy strong investment grade credit ratings, supported by a sound balance sheet with debt to capital at the lower end of our target range.
“An adequate supply of bank liquidity is another important plank supporting our financial strength and flexibility. After closing our investment in Enbridge Energy Partners, L.P., we will have more than $3 billion of unutilized credit facilities which will enable us to bridge through any period of capital market disruption. This level of liquidity is sufficient to more than absorb the capital markets funding requirements of our commercially secured development projects over the next five years,” noted Mr. Bird.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey Media (403) 508-6563 Toll-free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Vern Yu Investment Community (403) 231-3946 Email: vern.yu@enbridge.com
Website:  www.enbridge.com